Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On July 7, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., and Mark Robinson, General Counsel of GameStop Corp., spoke at GameStop Corp.’s Annual Meeting of Stockholders. Excerpts from an unofficial portion of the transcript are below.

“

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Ryan Cohen: In May, we proposed to acquire eBay at $125 per share. I’m not going to talk about the proposed transaction today beyond what’s already public. We’re here to work. Thank you for being a shareholder.

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Mark Robinson: Before we proceed, I want to note that the proposed CEO performance award for Mr. Cohen, which had originally been included in our proxy statement as a separate proposal, was withdrawn prior to this meeting. Mr. Cohen requested the withdrawal so that stockholders could focus their attention today on GameStop’s proposed acquisition of eBay and the business before the meeting.

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Mark Robinson: All right, I see a number of questions here just about the CEO performance award – why it was withdrawn – specifically one here about whether the company’s planning another compensation package for Ryan. I believe he deserves to be compensated for what he’s done. Another one here: despite the withdrawal of the performance award, is the 100 million billion market cap target still in place. What I can say there is, as I indicated, Mr. Cohen requested the withdrawal so that our stockholders could focus their attention on GameStop’s operating performance and the proposed eBay acquisition. When the board approved the award in January 2026, the company had not yet decided to pursue the eBay transaction.

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Mark Robinson: All right, and then a number of questions just related to the eBay transaction – specifically, in addition to previously disclosed plans for cost improvements, are there any specific plans to improve the experience on eBay? Is there a plan to offer another proposal to acquire eBay? What I’d say there is, as we publicly disclosed, on May 3rd, we delivered a non-binding proposal to eBay’s board to acquire all the outstanding eBay common stock at $125 per share, 50% cash, 50% GameStop common stock, representing a 46% premium to eBay’s unaffected closing price. eBay’s board did publicly reject that proposal on May 12th. We have continued to build a meaningful economic stake in eBay, and we do remain committed to pursuing a transaction because we believe it represents a compelling opportunity to create value for GameStop stockholders. From the company’s perspective, the bottom line is we believe Ryan can lead a combined company that creates significant value.

…

”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s definitive proxy statement for the 2026 Annual Meeting of Stockholders that was held July 7, 2026 at 10:00 a.m. CDT, which was filed with the SEC on May 22, 2026, as supplemented by Supplement No. 1 on June 8, 2026 and Supplement No. 2 on June  23, 2026 (as supplemented, the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 4,343,725 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with an unaffiliated financial institution counterparty that provide economic exposure to a further 39,046,658 shares of Common Stock. The Put/Call Pairs were only settleable in cash until such time as GameStop provided the unaffiliated financial institution counterparty with reasonable evidence that all applicable filings had been made and any applicable waiting periods had expired or approvals had been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). On June 3, 2026, the HSR Act Condition was satisfied, and as a result, GameStop (in the case of the call portion of the Put/Call Pairs) and the unaffiliated financial institution counterparty (in the case of the put portion of the Put/Call Pairs) electing to settle the Put/Call Pairs now have the option, but not the obligation, to elect for physical settlement of the shares of Common Stock underlying such Put/Call Pairs in lieu of cash settlement. GameStop does not have voting power or dispositive power with respect to the shares of Common Stock underlying such Put/Call Pairs unless and until such Put/Call Pairs are physically settled for Common Stock. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay stockholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals; failure to obtain required stockholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.